UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d–102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No. 2)*

Mead Johnson Nutrition Company

(Name of Issuer)

Class A Common Stock, $.01 par value per share

(Title of Class of Securities)

582839106

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 582839106

1.	Names of Reporting Persons Capital Ventures International

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,722,220 Shares of Class A Common Stock (1)(2)

	6.	Shared Voting Power 3,246,937 Shares of Class A Common Stock (1)(2)

	7.	Sole Dispositive Power 2,722,220 Shares of Class A Common Stock (1)(2)

	8.	Shared Dispositive Power ** 3,246,937 Shares of Class A Common Stock (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,246,937 Shares of Class A Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.6%

12.	Type of Reporting Person (See Instructions) CO

(1)   Susquehanna Securities, Susquehanna Capital Group and Susquehanna Investment Group are affiliated independent broker-dealers who, together with Capital Ventures International and Susquehanna Advisors Group, Inc., may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(2)   Susquehanna Advisors Group, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over 2,722,220 of these shares.

CUSIP No. 582839106

1.	Names of Reporting Persons Susquehanna Advisors Group, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares of Class A Common Stock (1)(2)

	6.	Shared Voting Power ** 3,246,937 Shares of Class A Common Stock (1)(2)

	7.	Sole Dispositive Power 0 Shares of Class A Common Stock (1)(2)

	8.	Shared Dispositive Power ** 3,246,937 Shares of Class A Common Stock (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,246,937 Shares of Class A Common Stock (1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.6%

12.	Type of Reporting Person (See Instructions) CO

(1)   Susquehanna Securities, Susquehanna Capital Group and Susquehanna Investment Group are affiliated independent broker-dealers who, together with Capital Ventures International and Susquehanna Advisors Group, Inc., may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(2)   Susquehanna Advisors Group, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over 2,722,220 of these shares.

CUSIP No. 582839106

1.	Names of Reporting Persons Susquehanna Securities

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 514,901 Shares of Class A Common Stock (1)

	6.	Shared Voting Power ** 3,246,937 Shares of Class A Common Stock (1)

	7.	Sole Dispositive Power 514,901 Shares of Class A Common Stock (1)

	8.	Shared Dispositive Power ** 3,246,937 Shares of Class A Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,246,937 Shares of Class A Common Stock (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.6%

12.	Type of Reporting Person (See Instructions) BD, PN

(1)   Susquehanna Securities, Susquehanna Capital Group and Susquehanna Investment Group are affiliated independent broker-dealers who, together with Capital Ventures International and Susquehanna Advisors Group, Inc., may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No. 582839106

1.	Names of Reporting Persons Susquehanna Capital Group

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 716 Shares of Class A Common Stock (1)

	6.	Shared Voting Power ** 3,246,937 Shares of Class A Common Stock (1)

	7.	Sole Dispositive Power 716 Shares of Class A Common Stock (1)

	8.	Shared Dispositive Power ** 3,246,937 Shares of Class A Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,246,937 Shares of Class A Common Stock (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.6%

12.	Type of Reporting Person (See Instructions) BD, PN

(1)   Susquehanna Securities, Susquehanna Capital Group and Susquehanna Investment Group are affiliated independent broker-dealers who, together with Capital Ventures International and Susquehanna Advisors Group, Inc., may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No. 582839106

1.	Names of Reporting Persons Susquehanna Investment Group

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,100 Shares of Class A Common Stock (1)

	6.	Shared Voting Power ** 3,246,937 Shares of Class A Common Stock (1)

	7.	Sole Dispositive Power 9,100 Shares of Class A Common Stock (1)

	8.	Shared Dispositive Power ** 3,246,937 Shares of Class A Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,246,937 Shares of Class A Common Stock (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.6%

12.	Type of Reporting Person (See Instructions) BD, PN

(2)   Susquehanna Securities, Susquehanna Capital Group and Susquehanna Investment Group are affiliated independent broker-dealers who, together with Capital Ventures International and Susquehanna Advisors Group, Inc., may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No. 582839106

Item 1.
	(a)	Name of Issuer Mead Johnson Nutrition Company (the “Company”).
	(b)	Address of Issuer’s Principal Executive Offices 2701 Patriot Blvd. Glenview, Illinois 60026-8039

Item 2.
(a)

Name of Person Filing (each, a “Reporting Person”)

(i)  Capital Ventures International

(ii) Susquehanna Advisors Group, Inc.

(iii) Susquehanna Securities

(iv) Susquehanna Capital Group

(v) Susquehanna Investment Group

(b)

Address of Principal Business Office or, if none, Residence for each Reporting Person:

The address of the principal business office of Capital Ventures International is:

One Capital Place

P.O. Box 1787 GT

Grand Cayman, Cayman Islands

British West Indies

The address of the principal business office of each of Susquehanna Advisors Group, Inc., Susquehanna Securities, Susquehanna Capital Group and Susquehanna Investment Group is:

401 City Avenue, Suite 220

Bala Cynwyd, PA 19004

	(c)	Citizenship Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
	(d)	Title of Class of Securities Class A Common Stock, $.01 par value per share (the “Shares”)
	(e)	CUSIP Number 582839106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No. 582839106

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) — (c) is set forth in Rows 5 — 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.  The amount beneficially owned by Susquehanna Securities includes options to buy 442,300 shares of the Company’s Class A common stock and the amount beneficially owned by Susquehanna Investment Group includes options to buy 7,000 shares of the Company’s Class A common stock.  The Company’s Form 10-Q, filed on October 28, 2010, indicates that there were 204,576,337 shares of Class A common stock outstanding as of October 25, 2010.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

CUSIP No. 582839106

Item 10.	Certifications

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of his/her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011

CAPITAL VENTURES INTERNATIONAL		SUSQUEHANNA ADVISORS GROUP, INC.

By: Susquehanna Advisors Group, Inc.		By:	/s/Brian Sopinsky
pursuant to a Limited Power of Attorney		Name:	Brian Sopinsky
		Title	Assistant Secretary
By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title	Assistant Secretary

SUSQUEHANNA SECURITIES		SUSQUEHANNA CAPTIAL GROUP

By:	/s/ Brian Sopinsky	By:	/s/Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title	Secretary	Title	Authorized Signatory

SUSQUEHANNA INVESTMENT GROUP

By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title	General Counsel

The Limited Power of Attorney executed by Capital Ventures International, authorizing Bala International, Inc. (predecessor to Susquehanna Advisors Group, Inc.) to sign and file this Schedule 13G on its behalf, is filed as Exhibit II to this Schedule 13G and is hereby incorporated by reference.

CUSIP No. 582839106

Exhibits:

Exhibit I:  Joint Filing Agreement, dated as of January 4, 2010, by and among Capital Ventures International, Susquehanna Advisors Group, Inc., Susquehanna Securities, Susquehanna Capital Group and Susquehanna Investment Group.

Exhibit II:  Limited Power of Attorney executed by Capital Ventures International, authorizing Bala International, Inc. (predecessor to Susquehanna Advisors Group, Inc.) to sign and file this Schedule 13G on its behalf, dated as of May 28, 1996.

CUSIP No. 582839106

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Shares is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of January 4, 2010

CAPITAL VENTURES INTERNATIONAL		SUSQUEHANNA ADVISORS GROUP, INC.

By: Susquehanna Advisors Group, Inc.		By:	/s/Brian Sopinsky
pursuant to a Limited Power of Attorney		Name:	Brian Sopinsky
		Title	Assistant Secretary
By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title	Assistant Secretary

SUSQUEHANNA SECURITIES		SUSQUEHANNA CAPTIAL GROUP

By:	/s/ Brian Sopinsky	By:	/s/Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title	Secretary	Title	Authorized Signatory

SUSQUEHANNA INVESTMENT GROUP

By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title	General Counsel

CUSIP No. 582839106

EXHIBIT II

LIMITED POWER OF ATTORNEY

THIS LIMITED POWER OF ATTORNEY given on the 28th day of May, 1996 by Capital Ventures International (hereinafter called “the Company”) whose Registered Office is situated at Second Floor, One Capital Place, P.O. Box 1787, Grand Cayman, Cayman Islands, B.W.I.

WHEREAS by agreement dated May 28, 1996, by and between the Company and Bala International, Inc, the Company expressly authorised Bala International, Inc. to enter into transactions in certain designated areas as defined in the Agreement attached hereto marked “Appendix 1.”

NOW THIS DEED WITNESSETH that Ian A.N. Wight (Director) and Woodburne Associates (Cayman) Limited (Secretary) of the Company, hereby appoint on behalf of the Company the firm of Bala International, Inc. which through its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf of and for the account of the Company and to take any actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to instructing the transfer of funds where necessary and executing required documentation.

IN WITNESS WHEREOF the Company has caused its common seal to be hereunto affixed the day and year above written.

THE COMMON SEAL OF
CAPITAL VENTURES INTERNATIONAL	/s/ Ian A.N. Wight
was hereunto affixed in the presence of:	Ian A.N. Wight
(Director)

/s/ Illegible	/s/ Woodburne Associates
Witness	For: Woodburne Associates
(Cayman) Limited
Secretary